Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
June 10, 2019
Via EDGAR
Ms. Alison T. White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 262 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White:
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on May 15, 2019. The Registrant filed the Amendment with the Commission on March 29, 2019, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 263).
Comments to the Prospectus
Comment 1. Please provide more detail in the principal investment strategies about how the Fund identifies companies “whose potential for growth of capital and earnings is expected to be above average.”
Response: The Registrant will make the requested revision.
Comment 2. Rather than presenting the risks in alphabetical order, please consider reordering them to provide greater prominence to risks that are most relevant to the Fund and its investments.
Response: Although some risks may be more prominent than others, the Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily when they are in alphabetical order.
Comment 3. Please consider moving non-principal risks to the Statement of Additional Information.
Response: The Registrant respectfully declines to revise the disclosure, as non-principal strategies are clearly labeled, and this is the format used by all of Registrant’s funds. See Form N-1A General Instruction C.3.(b), which states: “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading, and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

Comment 4. Please tailor the disclosures under ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RISKS to apply for this single-fund prospectus.
Response: The Registrant will make the requested change.
Comment 5. In the section titled “Management of the Fund, Manager of Managers,” please clarify the following sentence because the Fund is new: “The shareholders of the Small-MidCap Growth Fund have approved reliance on the wholly-owned order as well as the majority-owned order (should the SEC grant that relief in the future.”
Response: The Registrant will make the requested disclosure.
Comments to the Statement of Additional Information
Comment 6. Please be advised that it is the view of the Staff that the Registrant must look through to investments of underlying funds when calculating whether a fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with all applicable legal requirements. Although the Registrant is aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura B. Latham
Laura B. Latham
Assistant Counsel and Assistant Secretary, Registrant